===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

    (Mark One)

    |X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

          For the fiscal year ended     December 30, 2005
                                    -------------------------------------------

                                       Or

    |_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

          For the transition period from _________________ to _________________

          Commission file number  1-14946
                                 ----------------------------------------------


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CEMEX, Inc. Savings Plan
              c/o CEMEX, Inc.
              840 Gessner Road
              Suite 1400
              Houston, Texas 77024

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              CEMEX,S.A. de C.V.
              Av. Ricardo Margain Zozaya #325
              Colonia Valle del Campestre
              Garza Garcia, Nuevo Leon
              Mexico 66265



===============================================================================

                            CEMEX, INC. SAVINGS PLAN

                            Financial Statements and
                             Supplemental Schedule

                           December 30, 2005 and 2004
         (With Report of Independent Registered Public Accounting Firm)

                            CEMEX, INC. SAVINGS PLAN


                               Table of Contents

                                                                           Page
                                                                           ----

Report of Independent Registered Public Accounting Firm                     1

Financial Statements:

     Statements of Net Assets Available for Benefits -
       December 30, 2005 and 2004                                           2

     Statement of Changes in Net Assets Available for Benefits -
       Year Ended December 30, 2005                                         3

     Notes to Financial Statements                                          4

Supplemental Schedule H, Line 4(i) - Schedule of Assets
       (Held at End of Year) - December 30, 2005                           10

The following schedules required by the Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:

     Schedule G, Part I - Schedule of Loans on Fixed Income Obligations in
       Default or Classified as Uncollectible

     Schedule G, Part II - Schedule of Leases in Default or Classified as
       Uncollectible

     Schedule G, Part III - Nonexempt Transactions

     Schedule H, Line 4(a) - Delinquent Employee Contributions and
       Loan Repayments

     Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of Within the Plan Year)

     Schedule H, Line 4(j) - Schedule of Reportable Transactions

                   [Letterhead of Mir.Fox & Rodriguez, P.C.]




            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------


Participants and Administrator of
CEMEX, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 30, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.


                                               /s/  Mir.Fox & Rodriguez, P.C.


Houston, Texas
June 27, 2006


                                      CEMEX, INC. SAVINGS PLAN

                           Statements of Net Assets Available for Benefits
                                     December 30, 2005 and 2004


           Assets                                                   2005               2004
           ------                                                   ----               ----
Investments, at fair value:
    Plan interest in CEMEX, Inc. Savings Plan Trust            $  288,507,723
    Mutual funds                                                                     163,082,106
    Common collective trust fund                                                      48,016,215
    Common stock                                                                      32,396,906
    Participant loans                                              13,775,403         13,473,467
                                                               ----------------------------------
         Total investments                                        256,968,694        256,968,694

Cash and cash equivalents                                              95,483             94,877
Employee contributions receivable                                     369,996              3,142
Employer contributions receivable                                     193,320              1,619
Accounts receivable                                                   336,104             41,968
                                                               ----------------------------------
         Total assets                                             303,278,029        257,110,300
                                                               ----------------------------------

         Liabilities
         -----------

Investment trades payable                                             207,896             12,887
Accounts payable                                                       87,323              8,661
                                                               ----------------------------------
         Total liabilities                                            295,219             21,548
                                                               ----------------------------------
         Net assets available for benefits                     $  302,982,810        257,088,752
                                                               ==================================



See accompanying notes to financial statements.

                            CEMEX, INC. SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 30, 2005


Additions to net assets:
    Participant contributions                                     $  16,859,650
    Employer contributions                                            8,812,659
    Income from Plan interest in CEMEX, Inc. Savings Plan Trust      19,033,146
    Net appreciation in fair value of common stock                   12,472,598
    Net appreciation in fair value of mutual funds                    8,104,172
    Investment and dividend income                                    3,013,214
    Transfer in from qualified plan                                   3,579,154
                                                                  -------------
       Total additions to net assets                                 71,874,593
                                                                  -------------

Deductions from net assets:
    Benefits paid to participants                                    25,872,039
    Administrative fees and expenses                                    108,496
                                                                  -------------

        Total deductions from net assets                             25,980,535
                                                                  -------------
                                                                     45,894,058
Net increase in net assets available for benefits

Net assets available for benefits:
    Beginning of year                                               257,088,752
                                                                  -------------
    End of year                                                   $ 302,982,810
                                                                  =============


See accompanying notes to financial statements.

                            CEMEX, INC. SAVINGS PLAN

                         Notes to Financial Statements
                           December 30, 2005 and 2004

1.   Plan Description

     General
     -------

     The Cemex USA Management, Inc. Savings Plan was adopted effective April 1, 1991 for the benefit of the employees of Cemex Management, Inc. (formerly known as Cemex USA Management, Inc.) and its affiliated companies. Effective January 1, 2001, CEMEX, Inc. (Sponsor) assumed sponsorship of the Cemex USA Management, Inc. Savings Plan and changed the plan's name to CEMEX, Inc. Savings Plan (the Plan). The Plan is intended to qualify under section 401(a) of the Internal Revenue Code (IRC) as a profit sharing plan with a 401(k) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     The Plan Agreement was completely amended and restated effective January 1, 2005. The following brief description of the Plan is provided for general information purposes only and is as of December 30, 2005, unless otherwise noted. The capitalized words and phrases used in the following subsections of this note, shall have the meanings as set forth in the Plan Agreement and are as of December 30, 2005 unless otherwise noted. Participants should refer to the amended and restated Plan Agreement for a complete description of the Plan's provisions.

     Eligibility
     -----------

     Except as otherwise noted, Employees of CEMEX, Inc. and its affiliated companies (collectively, Employer) that have adopted the Plan are eligible to participate in the Plan on the first day of the calendar quarter following the Employee's date of hire. All Employees who are covered by a collective bargaining agreement shall be excluded from participating in the Plan, unless the collective bargaining agreement requires that the Employer include such Employees in this Plan. Any Employee who is notified that he is eligible to participate in a foreign retirement plan maintained by CEMEX, Inc. or any company in any country operating under the parent company of CEMEX, S.A. de C.V. shall be ineligible to participate in this Plan as of the first day of the month following the month he or she is notified of his or her eligibility to participate in such foreign retirement plan, and shall remain ineligible until the first day of the month following the month he or she is notified that he or she is no longer eligible to participate in such foreign retirement plan. Any employee who is a nonresident alien with no United States source income, working outside the United States, is a leased employees, or an individual contractor, shall be excluded from participating in the Plan.

     Effective April 1, 2005, the union employees of the Clinchfield, Georgia plant ceased participating in the CEMEX, Inc. Savings and Investment Plan for Union Employees and became participants in the Plan. In connection therewith, assets of $3,579,154 were transferred into the Plan from the CEMEX, Inc. Savings and Investment Plan for Union Employees during fiscal year 2005.

     Contributions
     -------------

     Employees may make voluntary contributions of up to 40% of eligible compensation on a before-tax basis and an additional 18% of eligible compensation on an after-tax basis. Participants who are or will attain age 50 years old or older before the close of the Plan's year, are eligible to make a catch-up contribution in accordance with section 414(v) of the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their participant contributions into various investment options offered by the Plan.

                                                                      Continued

                            CEMEX, INC. SAVINGS PLAN

     The Employer makes matching contributions equal to 75% of the participant's before-tax contributions, which do not exceed 6% of his or her eligible compensation. The Employer contributions are in the form of American Depository Shares representing common stock of CEMEX, S.A. de C.V. (CEMEX stock). A participant may, at any time after the CEMEX stock is credited to his or her account, make a diversification election and exercise investment discretion with respect to the Employer matching contribution.

     Participant accounts
     --------------------

     Separate accounts are maintained for each participant. Participant accounts are credited with the participant's contribution and allocations of the Employer's contributions and Plan earnings. Allocations are based on each participant's earnings or account balance, as defined in the Plan Agreement. Each participant is entitled to the benefit that can be provided from the participant's vested account.

     Vesting
     -------

     Participants are immediately vested in their employee and rollover contributions plus actual earnings thereon. Vesting in the Employers' matching and discretionary minimum contribution portion of their accounts plus earnings thereon is based on years of Active Service, among other things, and is further defined in the Plan Agreement. The maximum years of Active Service required for 100% vesting is five years.

     Forfeitures
     -----------

     Forfeited amounts are first used to restore forfeited amounts for participants who have previously terminated but qualify for restoration under the terms of the Plan Agreement. If any amount remains after that allocation, it may be used to reduce the Employer matching contribution for that year. At December 30, 2005 and 2004, forfeited non-vested accounts totaled $535,001 and $50,319, respectively. During fiscal year 2005, Employer contributions were reduced by $3,053 from forfeited non-vested accounts.

     Benefit payments
     ----------------

     Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1/2, or by incurring a death, disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement. Participants may elect that their portion of account balances invested in full shares of CEMEX stock or Crane Company common stock be distributed in-kind.

     Unless timely election was made, effective March 28, 2005, participants with a vested account balance less than or equal to $1,000 will automatically receive a lump sum cash distribution and participants with a vested account balance less than or equal to $5,000 but larger than $1,000 will automatically receive a direct rollover to an IRA designated by the Benefit Committee.



                                                                      Continued

                            CEMEX, INC. SAVINGS PLAN

     Participant loans
     -----------------

     A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note and may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Administrator. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions. A participant may only have two loans outstanding at the same time.

     Plan termination
     ----------------

     Although no interest has been expressed, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Employer contributions account. Participant contributions are always 100% vested.

2.   Significant Accounting Policies

     Basis of presentation
     ---------------------

     The financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America.

     Investment valuation and income recognition
     -------------------------------------------

     The fair value of the Plan's interest in the CEMEX, Inc. Savings Plan Trust (Master Trust) is based on the beginning of period value of the Plan's interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust. The mutual funds, common collective trust fund and common stock are stated at fair value based on quoted market prices as of the date of the financial statements. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Benefit payments
     ----------------

     Benefits are recorded when paid.

     Administrative expenses
     -----------------------

     Loan fees are paid by the borrowing participant and all other administrative costs not paid for by the Plan are paid by the Employer.





                                                                      Continued

                            CEMEX, INC. SAVINGS PLAN

     Use of estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

3.   Interest in CEMEX, Inc. Savings Plan Trust

     The Plan's investments, with the exception of the participant loans, are in a Master Trust which was established on August 1, 2005 for the investment of assets of the Plan and other Employer sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Nationwide Trust Company (trustee). At December 30, 2005, the Plan's interest in the net assets of the Master Trust was approximately 99%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

     The following table presents the fair value of investments for the Master Trust as of December 30, 2005:

        CEMEX stock                                            $    63,106,592
        INVESCO Stable Value Fund                                   53,030,857
        Washington Mutual Investors Fund                            40,521,509
        Growth Fund of America                                      36,123,503
        PIMCO Total Return Fund                                     30,873,107
        Templeton Foreign Fund                                      20,676,355
        Franklin Balance Sheet Investment Fund                      16,902,250
        American Century Real Estate Fund                           12,050,274
        MFS International Fund                                       7,859,768
        Franklin Small Mid-Cap Growth Fund                           5,311,639
        Templeton Developing Markets Fund                            5,299,376
        Crane Company common stock                                     121,596
        Federated Capital Reserve Account                               70,803
        Cash Management Trust of America                                    33
                                                               ---------------
                                                               $   291,947,662

     Investment income for the Plan's holdings in the Master Trust is as follows for the period August 1, 2005 through December 30, 2005:

        Net appreciation in fair value of common stock         $    12,409,518
        Net depreciation in fair value of mutual funds                (592,640)
        Interest and dividend income                                 7,216,268
                                                               ---------------
                                                               $    19,033,146
                                                               ===============





                                                                      Continued

                            CEMEX, INC. SAVINGS PLAN

4.   Investments

     The following investments represent 5% or more of the Plan's net assets as of December 30:


                                                            2005            2004
                                                            ----            ----
        Interest in CEMEX, Inc. Savings Plan Trust    $   288,507,723
        INVESCO Stable Value Fund                                         48,016,215
        Washington Mutual Investors Fund                                  40,014,396
        CEMEX stock                                                       32,222,967
        Growth Fund of America                                            32,089,559
        PIMCO Total Return Fund                                           29,271,416
        Templeton Foreign Fund                                            19,131,801
        Franklin Balance Sheet Investment Fund                            16,733,261

5.   Federal Income Tax Status

     The Plan obtained its latest determination letter on November 20, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's management believes that the related trust is tax-exempt and accordingly, no provision for Federal income taxes has been included in the Plan's financial statements.

6.   Risks and Uncertainties

     The Plan provides for investment in a various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7.   Subsequent Events

     The Plan year end has been changed to December 31. Effective December 31, 2005, the following qualified plans were merged into the Plan:

          o Savings & Retirement Plan for Employees of RMC USA, Inc. & Affiliated Companies
          o    RMC Pacific Materials Incorporated Savings Plan for Salaried
               Employees
          o    CEMEX El Paso, Inc. 401(k) Plan
          o    Nor-Cal Readymix, Inc. 401(k) Plan
          o    CEMEX, Inc. Savings and Investment Plan for Bargaining Employees
          o    NeorisLogistics 401(k) Plan

     In connection with these mergers, assets of approximately $97 million were transferred into the Plan subsequent to December 30, 2005. Additionally, effective January 1, 2006, the Plan was adopted by CEMEX Southeast LLC.


                                                                      Continued

                            CEMEX, INC. SAVINGS PLAN

8.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                            2005             2004
                                                                            ----             ----

                  Net assets available for benefits per the
                    financial statements                             $   302,982,810       257,088,752
                  Benefits payable                                          (257,431)           (9,784)
                                                                     ----------------     -------------
                  Net assets available for benefits per the
                    Form 5500                                        $   302,725,379       257,078,968
                                                                     ================     =============

     The following is a reconciliation of benefits paid to participants per the 2005 financial statements to the Form 5500:

                  Benefits paid to participants per the
                    financial statements                                                 $  25,872,039
                  Less:  Deemed distributions                                                  (24,310)
                  Add:  Amounts payable at December 30, 2005                                   257,431
                  Less: Amounts payable at December 30, 2004                                    (9,784)
                                                                                         --------------
                  Benefits paid to participants per the Form 5500                        $  26,095,376
                                                                                         ==============



                                                                                      Supplemental Schedule H, Line 4(i)
                                                                                             Plan Sponsor No. 72-0296500
                                                                                                            Plan No. 001


                                                CEMEX, INC. SAVINGS PLAN

                                        Schedule of Assets (Held at End of Year)
                                                    December 30, 2005

(a)                (b)                                                    (c)                                          (e)
         Identity of issue, borrower,                 Description of investment including maturity date,             Current
          lessor, or similar party                    rate of interest, collateral, par or maturity value             value
    ------------------------------------------        ----------------------------------------------------      -----------------

 *  Plan interest in CEMEX, Inc. Savings Plan Trust       Master trust                                           $  288,507,723
 *  Participant loans                                     4.00% to 11.50%; 1-5 year term; payable monthly            13,775,403
                                                                                                                 ---------------
                                                                                                                 $  302,283,126
                                                                                                                 ===============

 *  Party-in-interest


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CEMEX, INC. SAVINGS PLAN


                                       By:   /s/ Andrew M. Miller
                                           -------------------------------
                                            Name:  Andrew M. Miller
                                            Title: Chairman of Administrative
                                                   Committee


Date:    June 27, 2006
     ---------------------

                                 EXHIBIT INDEX


Exhibit
  No.             Description
--------          -----------

   1. Consent of Mir.Fox & Rodriguez, P.C. to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-83962) of CEMEX, S.A. de C.V. of its report, dated June 27, 2006, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 30, 2005.